1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris, Esq. mharris@harriscramer.com

March 29, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Mark Thomas,

                  Senior Staff Accountant

Re:

Broadcaster, Inc.

Current Report on Form 8-K filed March 22, 2007

File No. File No. 0-15949

Dear Mr. Thomas:

We are counsel to Broadcaster, Inc. (“Broadcaster”) and are responding to your comment letter of March 27, 2007. The numbers below correspond to the numbers contained in your comment letter.

1.	Broadcaster has amended its Form 8-K to state that the former independent registered accounting firm was dismissed on March 16.
2.	Broadcaster has amended its Form 8-K to state that its Audit Committee expressly approved the dismissal as well as the change in public accountants.
3.	Broadcaster has amended its Form 8-K to more closely follow the requested disclosure concerning disagreements as required by Item 304(a) of Regulation S-B.
4.	Broadcaster has attached a revised Exhibit 16 letter that is dated and agrees with the statements in the Amendment No. 2.

For the Staff’s convenience, a marked copy of Amendment No. 2 is enclosed on a supplemental basis.

United States Securities and Exchange Commission

March 29, 2007

Broadcaster acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris

Enclosure

cc:

Mr. Martin R. Wade, III

Mr. Blair Mills

(Via Email)